SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

APRIL 28, 2005

AngloGold Ashanti Limited_
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa_____
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑   **No**: ☒

Enclosures: ANGLOGOLD ASHANTI ANNOUNCES THAT AGREEMENT HAS BEEN REACHED ON REVISED TERMS FOR THE SUBSCRIPTION IN TRANS-SIBERIAN GOLD

AngloGold Ashanti Limited (formerly AngloGold Limited) \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel: +27 (0)11 637 6261 \ Fax: +27 (0)11 637 6399/6400 \ www.AngloGold Ashanti.com

news release

AGA45.05

28 April 2005

AGREEMENT REACHED ON REVISED TERMS FOR SUBSCRIPTION IN TRANS-SIBERIAN GOLD

AngloGold Ashanti Limited ("AGA") is pleased to report that agreement has been reached with Trans-Siberian Gold plc ("TSG") in relation to revised terms for the second share subscription envisaged in the agreement with AGA dated 30 June 2004, and subsequently amended on 22 December 2004 and 15 April 2005.

A revised subscription price of £1.30 per share has been agreed, as compared to £1.494 per share, reflecting the increased capital cost of the Asacha mine development which is nevertheless projected to provide an acceptable rate of return for TSG. The subscription is conditional on TSG shareholder approval. A notice calling an extraordinary general meeting for this purpose will be posted shortly together with a letter to shareholders on the status of the Asacha project.

The second subscription was originally conditional, inter alia, on TSG entering into a binding agreement to implement project financing for Asacha, however in the December 2004 amendment this condition was removed. Instead, TSG and AGA agreed that the second subscription would be conditional on revised implementation and financing plans for the Asacha project being unanimously approved by the TSG Board and any regulatory filings in the Russian Federation necessary for the revised implementation plan having been made. These conditions have now been waived or satisfied. The subscription will remain subject to the outstanding conditions, such as no material adverse change to the business of TSG having occurred. These conditions will remain in place until TSG shareholder approval for the transaction has been obtained.

AGA currently has a 17.5% equity interest in TSG that will increase to 29.9% upon completion of the second subscription. The second subscription will involve the issue of 6,131,585 new ordinary shares to AGA for a consideration of £7,971,060.50.

Assuming shareholder approval is obtained the transaction will then be completed. Following the subscription AGA will continue to have all the rights contained in the original subscription agreement, including:

-   two appointees on TSG's Board;
-   rights of first refusal over the financing of the Veduga project;
-   pre-emptive rights to a 51% interest in TSG's new mining or exploration projects (subject to certain exceptions); and
-   anti-dilution rights in the event of further share issues by TSG.

Furthermore, the three-year technical consultancy agreement effective from July 2004 continues in force.

Richard Duffy, AngloGold Ashanti's Executive Officer responsible for Business Development and a non-executive director of TSG comments: "This second subscription is a demonstration of AngloGold Ashanti's continuing commitment to TSG. We remain optimistic about both Asacha and Veduga and look forward to continuing our partnership on these and other projects going forward."

Ends

Queries

South Africa	Tel:	Mobile	E-mail:
Steve Lenahan	+27 (0) 11 637 6248	+27 (0) 83 308 2200	slenahan@AngloGoldAshanti.com
Alan Fine	+27 (0) 11 637 6383	+27 (0) 83 250 0757	afine@AngloGoldAshanti.com
Shelagh Blackman	+27 (0) 11 637 6379	+27 (0) 83 308 2471	skblackman@AngloGoldAshanti.com

Ghana			
John Owusu	+233 (21) 778 168	+233 (24) 322 026	john.owusu@ashantigold.com

USA			
Charles Carter	Toll Free 800 417 9255	+ 1 212 750 7999	cecarter@AngloGoldAshanti.com

Australia			
Andrea Maxey	+ 61 8 9425 4604	+ 61 438 001 393	amaxey@AngloGoldAshanti.com

Disclaimer

Except for historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For discussion of important factors including, but not limited to development of the Company's business the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company's annual report on the Form 20-F for the year ended 31 December 2003 which is filed with the Securities and Exchange Commission on 19 March 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date   APRIL 28, 2005   By: /s/ C R BULL_

                                              Name: C R Bull
                                              Title: Company Secretary